UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

For the transition period from                          to

Commission file number 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

No. 936, Jinhai 2rd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Steven Fu, Chief Financial Officer

+86-577-8689-5678– telephone

diqiuren139@139.com

No. 936, Jinhai 2rd Road, Konggang New Area

Longwan District

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, par value $0.001 per share	Nasdaq

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 14,695,347 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes       ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes        ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes        ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes        ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes       ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes      ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of Hebron Technology Co., Ltd. (“Hebron”) for the fiscal year ended December 31, 2016, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on April 11, 2017 (the “Form 20-F”). This Form 20-F/A is being filed in response to a comment letter received from the staff of the SEC dated November 7, 2017 (the “SEC Comment Letter”) and relates to matters discussed in the SEC Comment Letter and Hebron’s response letter dated December [___], 2017. We expect that these letters will be released in due course on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov under the Central Index Key (CIK) 0001603993 for Hebron. “Item 3. Key Information” in the Form 20-F is amended by this Form 20-F/A to reflect additional information requested in the SEC Comment Letter, namely to provide selected financial data for fiscal years 2014, 2015 and 2016. “Item 4. Information On The Company—B. Business Overview—Customer Concentration” in the Form 20-F is amended by this Form 20-F/A to reflect additional information requested in the SEC Comment Letter. And the consolidated financial statements in the Form 20-F are amended by this Form 20-F/A to include three years of consolidated financial statements for income and comprehensive income, changes in shareholders’ equity, and cash flows in accordance with Item 17(a) of Form 20-F, and by reference to Item 8(a) of Form 10-K, and Articles 3-02(a) and 3-04 of Regulation S-X.

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, is not intended to reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and is not intended to update in any way the disclosures made in the Form 20-F.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2016, 2015 and 2014, and the selected consolidated balance sheets data as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	Year ended December 31,
	2016	2015	2014
Revenue	$27,097,836	$22,995,123	$16,734,593
Cost of revenue	16,636,258	14,255,811	10,642,093
Gross profit	10,461,578	8,739,312	6,092,500
General and administrative	705,038	1,129,679	177,703
Research and development expenses	33,847	121,760	40,606
Selling expenses	1,742,147	1,434,230	1,098,365
Income from operations	7,980,546	6,053,643	4,775,826
Other income, net	6,431	15,321	5,083
Interest expense	(49,625)	(55,619)	(70,496)
Income before income taxes	7,937,352	6,013,345	4,710,413
Income taxes	2,002,467	1,617,751	1,299,403
Net income	5,934,885	4,395,594	3,411,010
Foreign currency translation (loss)	(1,401,124)	(927,892)	(56,001)
Comprehensive income	$4,533,761	$3,467,702	$3,355,009

Balance sheet data:

	As December 31
	2016	2015	2014
Current assets	$34,579,071	$16,835,897	$11,550,583
Total assets	$47,079,357	$30,133,944	$22,778,004
Current liabilities	$15,399,512	$13,652,325	$9,764,087
Total liabilities	$15,932,287	$13,652,325	$9,764,087
Total shareholders’ equity	$31,147,070	$16,481,619	$13,013,917
Shares outstanding	14,695,347	12,000,000	12,000,000

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

1

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2012	6.3090	6.3115	6.3862	6.2289
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
September	6.6702	6.6745	6.6878	6.6636
October	6.7740	6.7272	6.7821	6.6679
November	6.8872	6.8432	6.9243	6.7595
December	6.9448	6.9330	7.0672	6.8826
2017 (through April 7, 2017)
January	6.8817	6.8987	6.9535	6.8466
February	6.8689	6.8723	6.8842	6.8541
March	6.8912	6.8947	6.9155	6.8681
April (through April 7, 2017)	6.8985	6.8906	6.8985	6.8835

As of April 7, 2017, the exchange rate is RMB 6.8985 to $1.00.

Item 4.	Information on the Company

B.	Business Overview

Customer Concentration

Because of the nature of our business which involves relatively large value sales of installation services or products to a discrete number of customers, sales to a small number of customers amount to a great percentage of our total revenue.

For the year ended December 31, 2016, two major customers each accounted for approximately 10% of the Company’s total revenue. As of December 31, 2016, two customers accounted for approximately 51% and 45% of the Company’s total contracts receivable balance, respectively.

As of December 31, 2016, the Company had $6,813,757 and $6,043,863 contract receivable balances related to these two general contractor A and B, respectively. Until the mid of December 2017, 2017, the Company has collected $5,607,544 and $5,652,202 from the general contractor A and B and represented 82% and 94% collection of contract receivable balance as of December 31, 2016, respectively. The remaining balance related to general contract A and B is expected to be fully collected prior to December 31, 2017. The Contract receivables are generally due when the Company completes the related installation project. There is no change of payment term in the formal amendments to the original contracts during the subsequent period. However, with the increasing engagements of the installation projects, these two general contractors slowed down the payment to the Company for their own working capital concern and promised to the Company that all the outstanding balance shall be fully settled by the end of 2017. To maintain the long-term relationship, the Company accepted their promises. Since the Company had no history of bad debt with these two general contractor A and B, the Company did not provide allowance for bad debt related to these two general contractor as of December 31, 2016.

2

For the year ended December 31, 2015, two major customers accounted for approximately 11%, and 10% of the Company’s total sales, respectively. As of December 31, 2015, two customers accounted for approximately 63% and 14% of the Company’s total contracts receivable and accounts receivable balance, respectively.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hebron Technology Co., Ltd.

	By:	/s/ Anyuan Sun
		Name:	Anyuan Sun
		Title:	Chief Executive Officer

Date: December [ ], 2017

3

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hebron Technology Co., Limited

We have audited the accompanying consolidated balance sheets of Hebron Technology Co., Limited and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, New York

April 10, 2017

F-2

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015
ASSETS
CURRENT ASSETS:
Cash	$11,875,893	$1,117,643
Contracts receivable, net	12,928,033	7,798,424
Accounts receivable, net	187,852	892,854
Notes receivable	277,745	210,025
Retainage receivables, net	2,425,500	1,925,721
Inventories	2,249,623	2,844,552
Prepayments and advances to suppliers, net	4,537,823	1,944,905
Other receivables, net	96,602	101,773
TOTAL CURRENT ASSETS	34,579,071	16,835,897

Property and equipment at cost, net of accumulated depreciation	11,186,013	11,668,607
Land use right, net of accumulated amortization	1,071,310	1,203,383
Deposits for rent	-	107,831
Deferred tax assets	242,963	318,226

TOTAL ASSETS	$47,079,357	$30,133,944

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$287,986	$814,116
Accounts payable	1,185,215	1,549,320
Accrued expenses and other current liabilities	1,009,878	688,972
Advances from customers	3,060,962	2,675,602
Deferred revenue	1,042,511	1,112,035
Taxes payable	8,744,563	6,812,280
Due to related parties	68,397	-
TOTAL CURRENT LIABILITIES	15,399,512	13,652,325

Long-term loans	532,775	-

TOTAL LIABILITIES	15,932,287	13,652,325

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:

Common stock, $0.001 par value, 50,000,000 shares authorized, 14,695,347 and 12,000,000 shares issued and outstanding as of December 31, 2016 and 2015, respectively	14,695	12,000
Additional paid-in capital	10,237,965	108,970
Retained earnings	22,741,104	16,806,219
Accumulated other comprehensive loss	(1,846,694)	(445,570)
TOTAL SHAREHOLDERS' EQUITY	31,147,070	16,481,619

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$47,079,357	$30,133,944

The accompanying notes are an integral part of these consolidated financial statements.

F-3

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2016	2015	2014
REVENUE
Installation service	$24,299,062	$20,069,997	$13,973,998
Fluid equipment sales	2,798,774	2,925,126	2,760,595
	27,097,836	22,995,123	16,734,593
COST OF REVENUE
Cost of product and services	16,192,810	13,875,768	10,373,281
Business and sales related taxes	443,448	380,043	268,812
GROSS PROFIT	10,461,578	8,739,312	6,092,500

OPERATING EXPENSES

General and administrative expenses	705,038	1,129,679	177,703
Selling expenses	1,742,147	1,434,230	1,098,365
Research and development expenses	33,847	121,760	40,606
Total operating expenses	2,481,032	2,685,669	1,316,674
INCOME FROM OPERATIONS	7,980,546	6,053,643	4,775,826

OTHER INCOME (EXPENSE)

Other income, net	6,431	15,321	5,083
Interest expense	(49,625)	(55,619)	(70,496)
Total other expense, net	(43,194)	(40,298)	(65,413)

INCOME BEFORE INCOME TAXES	7,937,352	6,013,345	4,710,413
PROVISION FOR INCOME TAXES	2,002,467	1,617,751	1,299,403

NET INCOME	$5,934,885	$4,395,594	$3,411,010

OTHER COMPREHENSIVE LOSS

Foreign currency translation loss	(1,401,124)	(927,892)	(56,001)

COMPREHENSIVE INCOME	$4,533,761	$3,467,702	$3,355,009

Basic and diluted earnings per common share
Basic	$0.49	$0.37	$0.28
Diluted	$0.49	$0.37	$0.28

Weighted average number of shares outstanding
Basic	12,029,538	12,000,000	12,000,000
Diluted	12,046,045	12,000,000	12,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional paid in	Retained	Accumulated Other Comprehensive
	Shares	Amount	capital	Earnings	Income (Loss)	Total
Balance at January 1, 2014	12,000,000	$12,000	$108,970	$8,999,615	$538,323	$9,658,908
Net income	-	-	-	3,411,010	-	3,411,010
Foreign currency translation loss	-	-	-	-	(56,001)	(56,001)
Balance at December 31, 2014	12,000,000	$12,000	$108,970	$2,410,625	$482,322	$13,013,917

Net income	-	-	-	4,395,594	-	4,395,594
Foreign currency translation loss	-	-	-	-	(927,892)	(927,892)
Balance at December 31, 2015	12,000,000	$12,000	$108,970	$16,806,219	$(445,570)	$16,481,619

Issuance shares - IPO	2,695,347	2,695	10,128,995	-	-	10,131,690
Net income	-	-	-	5,934,885	-	5,934,885
Foreign currency translation loss	-	-	-	-	(1,401,124)	(1,401,124)

Balance at December 31, 2016	14,695,347	$14,695	$10,237,965	$22,741,104	$(1,846,694)	$31,147,070

The accompanying notes are an integral part of these consolidated financial statements.

F-5

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,934,885	$4,395,594	$3,411,010
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	517,402	444,396	372,688
Loss on disposition of property and equipment	228,245	-	-
Deferred tax expense (benefit)	56,968	(89,079)	91,993
Provision for (recovery of) doubtful accounts	(227,873)	367,314	(368,713)
Changes in operating assets and liabilities:
Contracts receivable	(5,893,527)	(3,166,105)	444,538
Accounts receivable	922,611	(973,278)	(181,703)
Notes receivable	(85,107)	(218,890)	84,357
Retainage receivables	(548,357)	(379,078)	(593,911)
Prepayment and advances to suppliers	(2,861,600)	19,284	(865,818)
Inventories	427,878	(1,106,157)	1,868,115
Other receivables	(1,535)	111,811	(72,467)
Accounts payable	(290,717)	895,595	(1,279,223)
Advances from customers	528,193	525,257	710,370
Deferred revenue	3,161	586,790	(2,666,875)
Taxes payable	2,484,264	2,191,174	1,437,389
Accrued expenses and other current liabilities	382,410	327,325	369,964
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,577,301	3,931,953	2,761,714
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(7,667)	(239,917)	(1,092,754)
Repayment of third party loans	-	-	322,477
Payments for construction in progress	(973,254)	(2,896,545)	(4,310,624)
NET CASH USED IN INVESTING ACTIVITIES	(980,921)	(3,136,462)	(5,080,901)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term bank loans	(795,443)	(839,648)	(2,216,998)
Proceeds from short-term bank loans	301,019	848,478	1,945,263
Proceeds from long-term loans	556,885	-	-
Proceeds from related parties	72,009	-	278,715
Gross proceeds from issuance of shares in IPO	10,782,214	-	-
Changes in restricted cash	-	-	2,505,817
Direct costs disbursed from IPO proceeds	(650,524)	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,266,160	8,830	2,512,797
EFFECT OF EXCHANGE RATE CHANGE ON CASH	(104,290)	(63,145)	(949)
NET INCREASE IN CASH	10,758,250	741,176	192,661
CASH-beginning of year	1,117,643	376,467	183,806

CASH-end of year	$11,875,893	$1,117,643	$376,467

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$-	$1,603	$198
Cash paid for interest	$50,705	$55,619	$99,097

Non-cash financing activities
Warrants issued to placement agent in connection with the Company’s IPO	$488,730	-	-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization

Hebron Technology Co., Ltd, (“Hebron Technology”) is a limited company established under the laws of the British Virgin Islands on May 29, 2012 as a holding company. Mr. Anyuan Sun (“Mr. Sun”), the Chairman of the Board and CEO of the Company, is the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company.

Hong Kong Xibolun Technology Limited (“HK Xibolun”) is a limited company formed in accordance with laws and regulations of Hong Kong on June 14, 2011, as a trading company. HK Xibolun is controlled by the same Controlling Shareholder.

Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) was incorporated on September 24, 2012 in the People’s Republic of China (“China” or “PRC”) and initially owned by Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun Technology Co., Ltd. (“Zhejiang Xibolun”), a Chinese company also controlled by Mr. Sun.

Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) was incorporated in China on January 25, 2005. Prior to the reorganization described below, Xibolun Equipment was owned by the Controlling shareholder and another foreign shareholder, Mr. Gongqi Xiang, with each owning 70% and 30% equity interest, respectively. Mr. Gongqi Xiang is holding shares on behalf of Mr. Sun. Therefore, Xibolun Equipment is considered ultimately controlled by Mr. Sun.

Reorganization

On October 30, 2012, HK Xibolun entered into separate equity transfer agreements with Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun, pursuant to which shareholders of Xibolun Automation agreed to transfer all of their equity interests in Xibolun Automation to HK Xibolun . The transfer became effective on December 5, 2012.

Xibolun Equipment was incorporated on January 25, 2005. By July 20, 2011, Xibolun Equipment was owned by the Controlling shareholder and another foreign shareholder, Mr. Gongqi Xiang, by holding shares of 70% and 30%, respectively. On July 21, 2011, HK Xibolun entered into an equity transfer agreement with Mr. Gongqi Xiang, who owned 30% of Xibolun Equipment’s shares, in which Mr. Gongqi Xiang agreed to transfer his 30% ownership interest of Xibolun Equipment to Xibolun Automation for RMB 300,000.

On July 29, 2013, Mr. Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation as well for RMB 700,000, which is now a wholly owned subsidiary of HK Xibolun. Subsequent to the transfers, Xibolun Equipment became a wholly owned subsidiary of HK Xibolun.

On October 22, 2012, in anticipation of an initial public offering (“IPO”) of its equity securities, the shareholder of HK Xibolun transferred his share in HK Xibolun to the Company without any consideration and as a result, HK Xibolun became a subsidiary of the Company.

F-7

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The above mentioned transactions were accounted for as a recapitalization. Hebron Technology and its wholly-owned subsidiary HK Xibolun, which own a 100% interest of Xibolun Automation and Xibolun Equipment, were effectively controlled by the same Controlling Shareholder before and after the reorganization and therefore the Reorganization is considered under common control. The consolidation of Hebron Technology and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

Hebron Technology, HK Xibolun, Xibolun Automation and Xibolun Equipment are collectively referred to as the “Company”. The Company, through its main operational subsidiaries, is engaged in the manufacture of fluid equipment including valves, pumps, pipe fittings and others, with particular emphasis on the intelligentized valves and installation service for pharmaceutical engineering construction.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

The consolidated financial statements include the financial statements of Hebron Technology, HK Xibolun, Xibolun Automation and Xibolun Equipment. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowances for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, costs to complete contracts, estimated useful lives and fair value in connection with the impairment of property and equipment and accruals for income tax uncertainties.

F-8

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company recognizes revenue from sales of valves and other fluid equipment and installation contracts to provide installation services for pharmaceutical and beverage companies.

Sales of product: sales are recognized at the date of shipment from the Company’s facilities to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, ownership has passed, no other significant obligations of the Company exist and collectability is reasonably assured. Management considers delivery to occur upon shipment provided title and risk have passed to the customer, which is generally when the product is shipped to the customer from the Company’s facility. The Company’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

Installation contracts: Sales from fixed-price construction contracts are recognized on the completed contract method. This method is used because the typical contract is completed in four months or less, and financial position and results of operations do not vary significantly from those which would result from use of the percentage-of-completion method. A contract is considered complete when all costs except insignificant items have been incurred, and the installation is operating according to specifications or has been accepted by the customer. Contract costs include all direct material, subcontract cost, and labor costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The Company sometimes enters into installation service contracts in connection with product sales. Even if the installation contract and product sales contracts are entered into separately, the Company evaluates them as a single arrangement and determines whether the arrangement contains more than one unit of accounting in accordance with the standard, “Multiple-Deliverable Revenue Arrangement”. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element (s) and (3) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element (s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

For multiple element contracts where there is no vendor specific objective evidence (VSOE) or third-party evidence that would allow the allocation of an arrangement fee amongst various pieces of a multi-element contract, fees received in advance of services provided are recorded as deferred revenues until additional operational experience or other VSOE becomes available, or until the contract is completed.

F-9

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company recognizes product sales and installation revenue separately. The manufacture of fluid equipment control system comprises two stages: (a) manufacture; and (b) installation. The Company always enters into separate product and installation contracts with the customer as the customer has the choice to use its own staff or external contractors to install the products based on product installation manuals provided by the Company when the products are delivered. The Company usually sells the product on a standalone basis and also is engaged by customers to install the systems they purchase from other suppliers. It is the Company’s policy to sell its products at the set prices regardless of whether customer separately enters into an installation contract with the Company. The Company always prices its installation services at market competitive rate regardless of whether the installation service relates to its own products or standalone installation services.

The Company generally provides a one year warranty period for products sold and installation services performed. No warranty cost provisions were provided as at December 31, 2016, 2015 and 2014 because the actual warranty cost incurred was insignificant based on historical experience.

Cash

The Company maintains cash with financial institutions in China, which are typically not insured or otherwise protected. Should any of these institutions holding the Company’s cash become insolvent, or if the Company is unable to withdraw funds for any reason, the Company could lose the cash on deposit with that institution.

Accounts and contract receivables

Accounts and contract receivables are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Retainage receivables

Retainage receivables represent the amount retained by the Company’s customers to ensure the quality of the installation and any possible follow-up maintenance related to the installation. The term of these retainage receivables is typically within one year after the completion date of installation projects. If there is no dispute for the quality of installation project during one year, such retainage receivable should be paid by the Company’s customer. Management regularly reviews aging of retainage receivables and changes in payment trends and records allowance when management believes collection of amounts due are at risk.

F-10

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or market value. Inventories consist of raw materials, finished goods, working in process, low value consumables, and installation projects in process that had not been completed. Provision is made for slow-moving, obsolete or unusable inventory.

Advances to suppliers

The Company advances funds to certain suppliers for purchases of raw materials, plant and equipment. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method, as follows:

Useful life
Buildings	20 years
Machinery equipment	3 - 10 years
Transportation equipment	4 years
Office equipment	3 - 5 years

Construction in progress

Construction in progress represents capital assets under construction or being installed and is stated at cost. Cost comprises original cost of plant and equipment, installation, construction and other direct costs prior to the date of reaching the expected usable condition. Construction in progress is transferred to the property, plant and equipment and depreciation commences when the asset has been substantially completed and reaches the expected usable condition.

Land use right

The Company states land use right at cost. The land use right is amortized on straight line method over the term of the land use right.

Research and development costs

Research and development costs are expensed to operations as incurred and include fees paid to third party contractors.

F-11

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-lived assets and other acquired intangible assets

The Company reviews its long-lived assets, including property and equipment and identifiable intangibles, for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair value. The Company did not record any impairment as of December 31, 2016, 2015 and 2014.

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2016 and 2015. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2016, 2015 and 2014, no valuation allowance is considered necessary.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2016, 2015 and 2014. All tax returns since the Company’s inception are still subject to examination by tax authorities.

Under the Provisional Regulations of PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income.

F-12

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated by the laws (see Note 11).

Value added tax

Sales revenue represents the invoiced value of goods, net of a VAT. All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s financial statements have been translated into the reporting currency the United States Dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

Fair value of financial instruments

The Company follows the provisions of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

F-13

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, contracts receivable, accounts receivable, notes receivable, retainage receivables, prepayments and advances to suppliers, other receivables, accounts payable, advances from customers, deferred revenue, tax payable, due to related parties and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments. The Company believes that the carrying amount of the short-term and long term loans approximates fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, accounts receivable and retainage receivables. As of December 31, 2016 and 2015, $11,871,674 and $1,112,056 of the Company’s cash were on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Contracts receivable, accounts receivable and retainage receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statements of cash flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company are calculated based upon the local currencies and translated at the average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the Company’s statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

F-14

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. These amendments have the same effective date as the new revenue standard. Preliminarily, the Company plans to adopt Topic 606 using the retrospective transition method, and is continuing to evaluate the impact its pending adoption of Topic 606 will have on its consolidated financial statements. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts. While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim reporting periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

F-15

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows”. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim reporting periods within fiscal years beginning after December 15, 2019. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact of adoption on the consolidated financial statements and related disclosure.

Note 3 — CONTRACTS RECEIVABLE, NET

The contracts receivable consists of the following:

	December 31, 2016	December 31, 2015
Contracts receivable	$12,928,033	$7,798,424
Allowance for doubtful accounts	—	—
	$12,928,033	$7,798,424

No allowance for doubtful accounts was recorded for both years ended December 31, 2016 and 2015.

F-16

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	December 31, 2016	December 31, 2015
Accounts receivables	$682,311	$1,674,200
Allowance for doubtful accounts	(494,459)	(781,346)
	$187,852	$892,854

The movement in the allowance for doubtful accounts can be reconciled as follows:

	December 31, 2016	December 31, 2015
Beginning of the year	$781,346	$484,135
Recovery	(246,590)	—
Provision	—	336,626
Foreign exchange effect	(40,297)	(39,415)
	$494,459	$781,346

Note 5 — INVENTORIES

The inventories consist of the following:

	December 31, 2016	December 31, 2015
Raw materials	$360,569	$494,278
Finished goods	1,023,436	1,295,103
Installation projects in process	865,618	1,055,171
	$2,249,623	$2,844,552

No inventory reserves were recorded for the years ended December 31, 2016 and 2015.

F-17

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PREPAYMENTS AND ADVANCES TO SUPPLIERS, NET

Prepayments and advances to suppliers consisted of the following:

	December 31, 2016	December 31, 2015
Advances to raw material suppliers (a)	$1,980,943	$1,674,254
Advances to construction subcontractors (b)	2,828,301	529,583
Others	1,437	13,813
Subtotal	4,810,681	2,217,650
Allowance for doubtful accounts	(272,858)	(272,745)
	$4,537,823	$1,944,905

(a)	The prepayments and deposits on raw materials are generally required by our suppliers for the purpose of ongoing business relationships. The prepayments and deposits are not directly associated with any specific purchase contract or any specific price but will be used to offset any accounts payable balance resulting from any specific purchase order priced at market.

(b)	Advances to construction subcontracts represents the prepayments made by the Company to our construction subcontractors at the beginning of our customer projects for the purpose of acquiring necessary construction materials, equipment and required deposits.

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2016	December 31, 2015
Buildings	$122,103	$130,624
Machinery equipment	3,419,519	4,785,361
Transportation equipment	64,633	69,144
Office equipment	89,455	91,341
Subtotal	3,695,710	5,076,470
Construction in progress	9,118,725	8,759,038
Less: accumulated depreciation	(1,628,422)	(2,166,901)
Property, plant and equipment, net	$11,186,013	$11,668,607

Depreciation charge was $461,412 and $384,673 for the years ended December 31, 2016 and 2015, respectively. Depreciation charge was $384,673 and $312,158 for the years ended December 31, 2015 and 2014, respectively. Construction in progress represents direct costs of construction incurred for the Company’s new office and manufacturing facility. No depreciation is provided until construction is completed and ready for its intended use. The project was completed and placed in service in January 2017. For the year ended December 31, 2016, the Company disposed certain obsolete machinery equipment for no proceeds and recognized a loss of $228,245. No such disposition for the year ended December 31, 2015 and 2014.

F-18

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LAND USE RIGHT

The Company states land use right at cost less accumulated amortization. All land in China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the Right) to use the land. The Company has the Right to use the land for 25 years and amortizes the Right on a straight-line basis over the period of 25 years. The amortization expense was $55,990, $59,723 and 60,530 for the years ended December 31, 2016, 2015 and 2014, respectively.

	December 31, 2016	December 31, 2015
Land use right	$1,339,137	$1,432,599
Less: accumulated amortization	(267,827)	(229,216)
Land use right, net	$1,071,310	$1,203,383

	December 31, 2015	December 31, 2014
Land use right	$1,432,599	$1,513,179
Less: accumulated amortization	(229,216)	(181,581)
Land use right, net	$1,203,383	$1,331,598

The estimated future amortization expenses are as follows:

Year ending December 31
2017	$53,565
2018	53,565
2019	53,565
2020	53,565
2021	53,565
Thereafter	803,485
Total estimated future amortization expenses	$1,071,310

Note 9 — DEBT

Debt consisted of the following loans:

Lender	December 31, 2016	Term	Effective Interest Rate
Wenzhou Bank	$100,795	November 24, 2016 to November 24, 2017	6.35%
Bank of China Longwan Branch	290,866	April 13, 2016 to April 14, 2019	5.70%
Bank of China Longwan Branch	285,107	June 8, 2016 to April 14, 2019	5.70%
Party A loan *	143,993	October 25, 2016 to October 25, 2017	4.35%
Total	$820,761
Less: current portion	287,986
Long term portion	532,775

* Party A is an unrelated party

F-19

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — DEBT (continued)

Lender	December 31, 2015	Term	Effective Interest Rate
Wenzhou Bank	$107,830	November 9, 2015 to November 9, 2016	9.00%
Wenzhou Bank	73,170	November 26, 2015 to November 26, 2016	3.92%
Bank of China Longwan Branch	223,362	April 21, 2015 to April 20, 2016	6.69%
Bank of China Longwan Branch	97,047	April 21, 2015 to April 20, 2016	6.96%
Bank of China Longwan Branch	312,707	June 8, 2015 to June 1, 2016	6.12%
Total	$814,116

All principal of the above loans are due upon maturity and interest payments are due on monthly basis. The loans outstanding were guaranteed by the Controlling Shareholder’s immediate family members and unrelated third parties. All outstanding loans as of December 31, 2015 had been repaid in full upon maturity.

Note 10 — RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016 and 2015, the Chairman of the Board and CEO of the Company, advanced $68,397 and $920,660 to the Company for working capital purpose. The advances were due on demand and non-interest bearing. The Company had outstanding balance of $68,397 and $Nil due to related parties as of December 31, 2016 and 2015, respectively.

Note 11 — TAXES PAYABLE

Taxes payable consisted of the following:

	December 31, 2016	December 31, 2015
Income tax payable	$6,850,279	$5,337,203
Value added tax payable	195,139	114,207
Business tax payable	1,406,039	1,131,127
Other taxes payable	293,106	229,743
Total taxes payable	$8,744,563	$6,812,280

The Company has accrued tax liabilities of $8.7 million as of December 31, 2016, mostly related to its unpaid income tax and business tax, both of which are governed by the local tax authority. The Company has had unofficial discussions with the local tax authority and the management believes that it is highly possible that the Company will reach an agreement with the local tax authority to result in a settlement of tax liability lower than the amount currently accrued before the end of fiscal 2017, because the local government supports the future growth of the Company to stimulate the local economy and the Company successfully completed its IPO on December 26, 2016.

F-20

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES PAYABLE (continued)

The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential penalties, because once the settlement of tax liability is reached, management believes that there will not be any penalties associated with those unpaid taxes due, which is subjected to penalties only. However, management cannot be certain as to how much penalties would be assessed, if any. Those potential penalty liabilities are contingent upon the outcome of tax settlement and management estimates that the potential contingent loss related to penalties could be nil or as high as $3.7 million based on rates stipulated by the tax authority.

Note 12 — INCOME TAX

Hebron Technology was incorporated in the BVI and is not subject to income taxes under the current laws of BVI. HK Xibolun is a trading company registered in Hong Kong and subject to corporate income tax at 17.5% if revenue is generated in Hong Kong. Xibolun Automation and Xibolun Equipment were both registered in the PRC and are subject to corporate income tax at unified rate of 25%.

i)	The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Current	$1,945,499	$1,706,830	$1,207,410
Deferred	56,968	(89,079)	91,993
Total	$2,002,467	$1,617,751	$1,299,403

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Non-current:
Provision for doubtful accounts	$191,913	$263,613	$188,162
Depreciation expense	51,050	54,613	57,685
Total	$242,963	$318,226	$245,847

F-21

 HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — INCOME TAX (continued)

No valuation allowance against the deferred tax assets is considered necessary since the Company believes that it will more likely than not utilize the future benefits. The following table reconciles the China statutory rates to the Company's effective tax rate for the years ended December 31, 2016, 2015 and 2014.

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
China Income tax statutory rate	25.0%	25.0%	25.0%
Non-deductible items in China	0.2%	1.9%	2.6%
Effective tax rate	25.2%	26.9%	27.6%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. All tax returns since the Company’s inception are still subject to examination by tax authorities.

Note 13 — MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2016, two major customers each accounted for approximately 10% of the Company’s total revenue. For the year ended December 31, 2016, three major sub-contractors accounted for approximately 44%, 22% and 15% of subcontract costs, respectively. As of December 31, 2016, two customers accounted for approximately 51% and 45% of the Company’s total contracts receivable balance, respectively. For the year ended December 31, 2016, only one supplier accounted for 10% of the Company’s accounts payable balance.

For the year ended December 31, 2015, two major customers accounted for approximately 11%, and 10% of the Company’s total revenue, respectively. For the year ended December 31, 2015, two major sub-contractors accounted for approximately 45% and 24% of subcontract costs, respectively. As of December 31, 2015, two customers accounted for approximately 63% and 14% of the Company’s total contracts receivable balance, respectively. For the year ended December 31, 2015, two suppliers accounted for 22% and 15% of the Company’s accounts payable balance, respectively.

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HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — SHAREHOLDERS’ EQUITY

On April 6, 2015, the Board of Directors adopted a consent resolution to effectuate a 1:1000 stock split. Simultaneously on April 6, 2015, the Company also issued additional 15,000,000 common shares for a nominal consideration. On April 29, 2015, the Company repurchased 4,000,000 common shares in total from current shareholders in accordance with their share percentages as treasury stock for a nominal consideration. As a result, the Company had 50,000,000 authorized common shares, $0.001 par value per share, of which 12,000,000 were issued and outstanding as of December 31, 2015.

All the existing shareholders and directors of the Company consider this issuance of 15 million common shares and repurchase of 4 million common shares on April 29, 2015 was part of the company’s recapitalization to result in 12,000,000 common shares issued and outstanding prior to completion of this offering. No cash or other consideration was paid for these stock issuance and repurchase. The Company believes it is appropriate to reflect these nominal stock issuance and repurchase to result in 12 million common stock issued and outstanding on a retroactive basis similar to stock split or dividend pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all the periods presented.

On December 26, 2016, the Company completed its initial public offering (“IPO”) of 2,695,347 shares of its common stock at a public offering price of $4.00 per share. The gross proceeds from the offering were approximately $10.8 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $10.1 million. In connection with the offering, the Company's common stock began trading on the NASDAQ Capital Market beginning on December 26, 2016 under the symbol "HEBT".

Public Offering Warrants

In connection with the IPO on December 26, 2016, the Company issued warrants equal to five percent (5%) of the shares issued in the IPO, totaling 134,768 units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of three years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $4.80 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of December 31, 2016, the total number of warrants outstanding was 134,768 with weighted average remaining life of 5 years. No warrants were exercisable as of December 31, 2016.

The fair value of this Public Offering Warrants was $488,730. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: risk free rate of 1.58%; expected term of 3 years; exercise price of the warrants of $4.80; volatility of 90.7%; and expected future dividends of nil.

Note 15 — COMMITMENTS AND CONTINGENCIES

The Company leases its main office space under a non-cancelable operating lease agreement. The lease expired and was extended for one month in January 2017.The future rental payment for one month in 2017 is $19,039.

Total amount of unpaid tax liabilities was accrued without including potential penalties. Related information see Note 11.

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